Exhibit 99.2

ATS CORPORATION

Interim Condensed Consolidated Financial Statements

For the period ended September 29, 2024

(Unaudited)

ATS CORPORATION
Interim Condensed Consolidated Statements of Financial Position
(in thousands of Canadian dollars - unaudited)

As at	Note	September 29 2024	March 31 2024
ASSETS	14
Current assets
Cash and cash equivalents		$246,937	$170,177
Accounts receivable	20	595,258	471,345
Income tax receivable		16,058	13,428
Contract assets	20	589,652	704,703
Inventories	5	342,400	295,880
Deposits, prepaids and other assets	6	99,920	98,161
		1,890,225	1,753,694
Non-current assets
Property, plant and equipment	9	313,737	296,977
Right-of-use assets	7	121,830	105,661
Other assets	8	15,968	18,416
Goodwill	10	1,333,483	1,228,600
Intangible assets	11	738,848	679,547
Deferred income tax assets	16	16,890	5,904
		2,540,756	2,335,105
Total assets		$4,430,981	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	14	$17,307	$4,060
Accounts payable and accrued liabilities		531,653	604,488
Income tax payable		41,669	44,732
Contract liabilities	20	244,850	312,204
Provisions	13	40,007	35,978
Current portion of lease liabilities	7	31,407	27,571
Current portion of long-term debt	14	171	176
		907,064	1,029,209
Non-current liabilities
Employee benefits		26,268	24,585
Long-term lease liabilities	7	96,945	83,808
Long-term debt	14	1,594,002	1,171,796
Deferred income tax liabilities	16	92,227	81,353
Other long-term liabilities	8	26,776	14,101
		1,836,218	1,375,643
Total liabilities		$2,743,282	$2,404,852
Commitments and contingencies	14, 18
EQUITY
Share capital	15	$841,491	$865,897
Contributed surplus		32,717	26,119
Accumulated other comprehensive income		87,098	64,155
Retained earnings		722,838	724,495
Equity attributable to shareholders		1,684,144	1,680,666
Non-controlling interests		3,555	3,281
Total equity		1,687,699	1,683,947
Total liabilities and equity		$4,430,981	$4,088,799

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Six months ended
	Note	September 29 2024	October 1 2023	September 29 2024	October 1 2023

Revenues	19, 20	$612,781	$735,716	$1,307,051	$1,489,365

Operating costs and expenses
Cost of revenues		432,509	527,298	920,132	1,068,223
Selling, general and administrative		138,329	121,940	273,660	245,624
Restructuring costs	13	17,075	—	17,075	—
Stock-based compensation	17	2,700	3,455	6,423	13,445

Earnings from operations		22,168	83,023	89,761	162,073

Net finance costs	21	23,534	15,462	43,052	32,408

Income (loss) before income taxes		(1,366)	67,561	46,709	129,665

Income tax expense (recovery)	16	(447)	16,818	12,301	31,198

Net income (loss)		$(919)	$50,743	$34,408	$98,467

Attributable to
Shareholders		$(887)	$50,665	$34,395	$98,228
Non-controlling interests		(32)	78	13	239
		$(919)	$50,743	$34,408	$98,467

Earnings (loss) per share attributable to shareholders
Basic	22	$(0.01)	$0.51	$0.35	$1.02
Diluted	22	$(0.01)	$0.51	$0.35	$1.01

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars - unaudited)

	Three months ended		Six months ended
	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Net income (loss)	$(919)	$50,743	$34,408	$98,467

Other comprehensive income (loss):

Items to be reclassified subsequently to net income (loss):

Currency translation adjustment (net of income taxes of $nil)	18,323	5,199	29,716	(15,028)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	34	(4,443)	(1,329)	1,141
Tax impact	(10)	1,139	334	(260)

Loss (gain) transferred to net income (loss) for derivatives designated as cash flow hedges	241	(83)	268	2,404
Tax impact	(61)	23	(71)	(599)

Cross-currency interest rate swap adjustment	(1,875)	5,974	(560)	1,658
Tax impact	469	(1,493)	140	(414)

Variable for fixed interest rate swap adjustment	(6,158)	(11)	(7,059)	3,798
Tax impact	1,540	2	1,765	(950)
Other comprehensive income (loss)	12,503	6,307	23,204	(8,250)

Comprehensive income	$11,584	$57,050	$57,612	$90,217

Attributable to
Shareholders	$11,561	$56,968	$57,338	$90,244
Non-controlling interests	23	82	274	(27)
	$11,584	$57,050	$57,612	$90,217

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars - unaudited)

Six months ended September 29, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income	—	—	34,395	—	—	—	13	34,408
Other comprehensive income (loss)	—	—	—	29,455	(6,512)	22,943	261	23,204
Total comprehensive income (loss)	—	—	34,395	29,455	(6,512)	22,943	274	57,612

Stock-based compensation	—	6,626	—	—	—	—	—	6,626
Exercise of stock options	115	(28)	—	—	—	—	—	87
Common shares held in trust (note 17)	(14,690)	—	—	—	—	—	—	(14,690)
Repurchase of common shares (note 15)	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at September 29, 2024	$841,491	$32,717	$722,838	$78,090	$9,008	$87,098	$3,555	$1,687,699

Six months ended October 1, 2023
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	98,228	—	—	—	239	98,467
Other comprehensive income (loss)	—	—	—	(14,762)	6,778	(7,984)	(266)	(8,250)
Total comprehensive income (loss)	—	—	98,228	(14,762)	6,778	(7,984)	(27)	90,217

Non-controlling interest	—	—	471	—	—	—	(679)	(208)
Stock-based compensation	—	5,103	—	—	—	—	—	5,103
Exercise of stock options	1,516	(337)	—	—	—	—	—	1,179
U.S. initial public offering	366,332	—	—	—	—	—	—	366,332
Common shares held in trust	(23,820)	—	—	—	—	—	—	(23,820)

Balance, as at October 1, 2023	$864,661	$20,234	$629,406	$36,444	$15,612	$52,056	$3,029	$1,569,386

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Interim Condensed Consolidated Statements of Cash Flows
(in thousands of Canadian dollars - unaudited)

		Three months ended		Six months ended
	Note	September 29 2024	October 1 2023	September 29 2024	October 1 2023

Operating activities
Net income (loss)		$(919)	$50,743	$34,408	$98,467
Items not involving cash
Depreciation of property, plant and equipment	9	8,977	6,888	16,748	13,680
Amortization of right-of-use assets	7	8,322	7,235	16,404	14,352
Amortization of intangible assets	11	21,979	19,921	43,568	41,650
Deferred income taxes	16	(10,882)	9,683	(15,778)	(327)
Other items not involving cash		(1,261)	(1,871)	(1,061)	(562)
Stock-based compensation	17	3,223	3,106	6,626	5,103
Change in non-cash operating working capital	23	(74,280)	(87,212)	(181,154)	(271,666)
Cash flows provided by (used in) operating activities		$(44,841)	$8,493	$(80,239)	$(99,303)

Investing activities
Acquisition of property, plant and equipment	9	$(8,104)	$(15,905)	$(15,210)	$(34,471)
Acquisition of intangible assets	11	(8,717)	(5,896)	(17,526)	(10,305)
Business acquisitions, net of cash acquired	4	(181,669)	(4,511)	(181,669)	(9,659)
Proceeds from disposal of property, plant and equipment	9	268	397	785	8,255
Cash flows used in investing activities		$(198,222)	$(25,915)	$(213,620)	$(46,180)

Financing activities
Bank indebtedness		$7,657	$(389)	$13,056	$(2,873)
Repayment of long-term debt		(280,124)	(20,022)	(287,117)	(465,944)
Proceeds from long-term debt		595,854	131,889	714,518	315,984
Proceeds from exercise of stock options		27	229	87	1,179
Proceeds from U.S. initial public offering, net of issuance fees	15	—	(685)	—	362,072
Purchase of non-controlling interest		—	(208)	—	(208)
Repurchase of common shares	15	—	—	(44,983)	—
Acquisition of shares held in trust	17	(14,690)	(23,820)	(14,690)	(23,820)
Principal lease payments		(7,616)	(6,094)	(14,566)	(13,115)
Cash flows provided by financing activities		$301,108	$80,900	$366,305	$173,275

Effect of exchange rate changes on cash and cash equivalents		3,806	384	4,314	(277)

Increase in cash and cash equivalents		61,851	63,862	76,760	27,515

Cash and cash equivalents, beginning of period		185,086	123,520	170,177	159,867

Cash and cash equivalents, end of period		$246,937	$187,382	$246,937	$187,382

Supplemental information
Cash income taxes paid		$12,190	$13,925	$29,416	$25,716
Cash interest paid		$16,661	$11,820	$39,690	$34,138

See accompanying notes to the interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, “ATS” or the “Company”) is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly-diversified base of customers.

The Company is listed on the Toronto Stock Exchange and New York Stock Exchange under the ticker symbol “ATS” and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The interim condensed consolidated financial statements of the Company for the three and six months ended September 29, 2024 were authorized for issue by the Board of Directors (the “Board”) on November 5, 2024.

2. BASIS OF PREPARATION

These interim condensed consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The interim condensed consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 - Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended March 31, 2024.

Standards adopted in fiscal 2025
The accounting policies adopted in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the presentation of the Company’s annual consolidated financial statements for the year ended March 31, 2024, except as noted below:

(i) Amendments to IAS 1 - Presentation of Financial Statements

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or its ability to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's interim condensed consolidated financial statements.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Standard issued but not yet effective

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ending March 31, 2025, and accordingly, have not been applied in preparing these interim condensed consolidated financial statements. The Company reasonably expects the following standard to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new standard to determine the impact on its consolidated financial statements.

3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s interim condensed consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are consistent with those disclosed in the Company’s fiscal 2024 audited consolidated financial statements.

The Company based its estimates, judgments and assumptions on parameters available when the interim condensed consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

4. ACQUISITIONS

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group (“Paxiom”), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The total purchase price paid in the second quarter of fiscal 2025, pending post-closing adjustments, was $148,718.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

Cash used in investing activities was determined as follows:

Cash consideration	$148,718
Less: cash acquired	(9,923)
$138,795

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$9,923
Other current assets	20,743
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life
Brands	12,200
Current liabilities	(17,895)
Other long-term liabilities	(10,887)
Deferred tax liability	(16,115)
Net identifiable assets	$67,713
Residual purchase price allocated to goodwill	81,005
Purchase consideration	$148,718

Current assets include accounts receivable of $6,750, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and working capital, are not yet complete due to timing of the acquisition and inherent complexity associated with valuations. The allocation to intangible assets has preliminarily been determined using relative values from comparable transactions. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company’s growth plan. Of the amounts assigned to goodwill and intangible assets, approximately 86% of the aggregate are not expected to be deductible for tax purposes. This acquisition was accounted for as a business combination with the Company as the acquirer of Paxiom. The purchase method of accounting was used with an acquisition date of July 24, 2024. Paxiom contributed approximately $9,140 in revenue and $54 in net income from the acquisition date July 24, 2024 to September 29, 2024. If Paxiom had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that revenues and net income of the

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

combined Paxiom and ATS entity for the six months ended September 29, 2024 would have been approximately $18,279 and $108 higher, respectively.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH (“Heidolph”), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer as Heidolph meets the definition of a business under IFRS 3 - Business Combinations. The total purchase price was $45,064 (30,252 Euros).

Cash used in investing activities was determined as follows:

Cash consideration	$45,064
Less: cash acquired	(2,190)
$42,874

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$2,190
Other current assets	20,565
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life
Customer relationships	1,043
Other	297
Intangible assets with an indefinite life
Brands	4,841
Current liabilities	(2,194)
Other long-term liabilities	(4,739)
Net identifiable assets	$43,221
Residual purchase price allocated to goodwill	1,843
Purchase consideration	$45,064

Current assets include accounts receivable of $2,331, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to timing of the acquisition and inherent complexity associated with valuations. The allocation to intangible assets has preliminarily been determined using relative values from comparable transactions. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce and adjacent strategic capabilities that will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

and intangible assets are not expected to be deductible for tax purposes. The purchase method of accounting was used with an acquisition date of August 30, 2024.

5. INVENTORIES

As at	September 29 2024	March 31 2024
Raw materials	$153,384	$153,433
Work in progress	123,900	98,245
Finished goods	65,116	44,202
	$342,400	$295,880

The amount charged to net income (loss) and included in cost of revenues for the write-down of inventories for valuation issues during the three and six months ended September 29, 2024 was $1,094 and $2,066 respectively (three and six months ended October 1, 2023 - $1,788 and $3,030, respectively). The amount of inventories carried at net realizable value as at September 29, 2024 was $4,834 (March 31, 2024 - $6,904).

6. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	September 29 2024	March 31 2024
Prepaid assets	$39,894	$38,046
Supplier deposits	33,222	35,686
Investment tax credit receivable	21,015	19,379
Current portion of cross-currency interest rate swap instrument	691	—
Current portion of variable for fixed interest rate swap instrument	85	—
Forward foreign exchange contracts	5,013	5,050
	$99,920	$98,161

7. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the six months ended September 29, 2024 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2024		$85,588	$20,073	$105,661
Additions		9,017	6,237	15,254
Amortization		(11,688)	(4,716)	(16,404)
Acquisition of subsidiaries	4	14,766	—	14,766
Exchange and other adjustments		1,621	932	2,553
Balance, at September 29, 2024		$99,304	$22,526	$121,830

Changes in the balance of lease liabilities during the six months ended September 29, 2024 were as follows:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Note
Balance, at March 31, 2024		$111,379
Additions		15,254
Interest		2,938
Payments		(17,504)
Acquisition of subsidiaries	4	14,766
Exchange and other adjustments		1,519
Balance, at September 29, 2024		$128,352
Less: current portion		31,407
		$96,945

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the three and six months ended September 29, 2024, the Company recognized expense related to short-term and low-value leases of $954 and $1,791, respectively, in cost of revenues (October 1, 2023 - $1,225 and $2,226, respectively), and $486 and $1,042, respectively, in selling, general and administrative expenses (October 1, 2023 - $203 and $509, respectively) in the interim condensed consolidated statements of income (loss).

8. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	September 29 2024	March 31 2024
Cross-currency interest rate swap instrument (i)	$15,952	$17,204
Variable for fixed interest rate swap instruments (ii)	—	1,198
Other	16	14
Total	$15,968	$18,416

Other long-term liabilities consist of the following:

As at	September 29 2024	March 31 2024
Cross-currency interest rate swap instrument (i)	$20,832	$14,101
Variable for fixed interest rate swap instrument (ii)	5,944	—
Total	$26,776	$14,101

(i) On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 4.169% Canadian. The terms of the hedging instrument will end on December 15, 2025.

The Company entered into a cross-currency interest rate swap instrument on April 20, 2022 to swap 161,142 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. The terms of the hedging relationship will end on December 15, 2025.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin. The terms of the hedging instrument ended on November 4, 2024.

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to November 4, 2026.

9. PROPERTY, PLANT AND EQUIPMENT

	Note	Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Cost:
Balance, at March 31, 2024		$39,727	$226,225	$54,464	$102,423	$422,839
Additions		737	3,102	2,687	8,684	15,210
Acquisition of subsidiaries	4	4,359	11,212	2,060	1,971	19,602
Disposals		—	(148)	(472)	(634)	(1,254)
Exchange and other adjustments		580	364	1,556	(735)	1,765
Balance, at September 29, 2024		$45,403	$240,755	$60,295	$111,709	$458,162

		Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Depreciation:
Balance, at March 31, 2024		$—	$(46,780)	$(22,753)	$(56,329)	$(125,862)
Depreciation expense		—	(6,478)	(3,990)	(6,280)	(16,748)
Disposals		—	19	254	341	614
Exchange and other adjustments		—	(849)	(595)	(985)	(2,429)
Balance, at September 29, 2024		$—	$(54,088)	$(27,084)	$(63,253)	$(144,425)
Net book value:
At September 29, 2024		$45,403	$186,667	$33,211	$48,456	$313,737
At March 31, 2024		$39,727	$179,445	$31,711	$46,094	$296,977

10. GOODWILL

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

As at	Note	September 29 2024	March 31 2024
Balance, at April 1		$1,228,600	$1,118,262
Acquisition of subsidiaries	4	82,848	112,201
Exchange and other adjustments		22,035	(1,863)
Balance, at September 29, 2024		$1,333,483	$1,228,600

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

11. INTANGIBLE ASSETS

	Note	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Cost:
Balance, at March 31, 2024		$80,367	$69,656	$315,256	$345,318	$199,828	$1,010,425
Additions		12,925	3,856	—	—	745	17,526
Acquisition of subsidiaries	4	—	1,991	10,200	45,743	17,041	74,975
Exchange and other adjustments		12,428	1,562	5,509	3,289	135	22,923
Balance, at September 29, 2024		$105,720	$77,065	$330,965	$394,350	$217,749	$1,125,849

		Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Amortization:
Balance, at March 31, 2024		$(34,045)	$(38,085)	$(99,364)	$(152,973)	$(6,411)	$(330,878)
Amortization		(3,988)	(5,243)	(16,750)	(16,087)	(1,500)	(43,568)
Exchange and other adjustments		(8,045)	(1,060)	(3,062)	(2,952)	2,564	(12,555)
Balance, at September 29, 2024		$(46,078)	$(44,388)	$(119,176)	$(172,012)	$(5,347)	$(387,001)
Net book value:
At September 29, 2024		$59,642	$32,677	$211,789	$222,338	$212,402	$738,848
At March 31, 2024		$46,322	$31,571	$215,892	$192,345	$193,417	$679,547

(i) The Company has assessed a portion of its brand intangible assets to have a useful life of five years. The carrying amount of the intangible assets estimated to have an indefinite life as at September 29, 2024 was $200,473 (March 31, 2024 - $183,432).

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

During the three and six months ended September 29, 2024 and the three and six months ended October 1, 2023, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

During the three and six months ended September 29, 2024 and the three and six months ended October 1, 2023, there were no transfers of financial instruments between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Instruments not subject to hedge accounting
As part of the Company’s risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary’s functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the interim condensed consolidated statements of income (loss).

For the three and six months ended September 29, 2024, the Company recorded risk management losses of $2,881 and $4,191, respectively (three and six months ended October 1, 2023 - losses of $1,790 and gains of $4,846, respectively), on foreign currency risk management forward contracts in the interim condensed consolidated statements of income (loss). Included in these amounts, during the three and six months ended September 29, 2024, were unrealized gains of $1,650 and $1,287, respectively (three and six months ended October 1, 2023 - unrealized gains of $232 and $324,

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

respectively), representing the change in fair value. In addition, during the three and six months ended September 29, 2024, the Company realized foreign exchange losses of $4,531 and $5,478, respectively (three and six months ended October 1, 2023 - realized losses of $2,022 and realized gains of $4,522, respectively), which were settled.

13. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2024	$13,192	$21,863	$923	$35,978
Provisions made	2,006	17,075	6,611	25,692
Acquisition of subsidiaries	—	1,353	199	1,552
Provisions used	(2,767)	(14,694)	(6,474)	(23,935)
Exchange adjustments	253	467	—	720
Balance, at September 29, 2024	$12,684	$26,064	$1,259	$40,007

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

As the Company has discussed in ATS’ management’s discussion and analysis for the first quarter of fiscal 2025, the North American Electric Vehicle market was, and is continuing to, experience a slowdown in sales growth and this has resulted in reduced investment, program cancellations, deferrals, and production volume reductions by various automakers. In response to the expected resulting lower demand for the Company's solutions in this space, the Company initiated activities to reduce the cost structure of its transportation-related businesses. This includes reallocation of resources to other parts of the business, along with workforce reductions. In the second quarter of fiscal 2025, restructuring expenses of $17,075 were recorded in relation to the reorganization. The majority of the remaining actions are expected to be completed during the third quarter of fiscal 2025. The total estimated cost of these activities is expected to be at the higher end of the previously disclosed range of $15,000 to $20,000.

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

14. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its senior secured credit facility (the “Credit Facility”) to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company’s assets, including a pledge of shares of certain of the Company’s subsidiaries. Certain of the Company’s subsidiaries also provide guarantees under the Credit Facility. At September 29, 2024, the Company had utilized $732,532 under the Credit Facility, of which $732,520

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

was classified as long-term debt (March 31, 2024 - $703,972) and $12 by way of letters of credit (March 31, 2024 - $12).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 8).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At September 29, 2024, all of the covenants were met.

The Company has additional credit facilities available of $110,935 (40,573 Euros, $24,000 U.S, 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $150 AUD and $2,111 CAD). The total amount outstanding on these facilities as at September 29, 2024 was $19,497, of which $17,307 was classified as bank indebtedness (March 31, 2024 - $4,060), $2,190 was classified as long-term debt (March 31, 2024 - $2,299) and $nil by way of letters of credit (March 31, 2024 - $376). The interest rates applicable to the credit facilities range from 0.03% to 8.45% per annum. A portion of the long-term debt is secured by certain assets of the Company.

The Company’s U.S. $350,000 aggregate principal amount of senior notes (“the US Senior Notes”) were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the US Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the US Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the US Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the US Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The US Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company’s ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 29, 2024, all of the covenants were met. Subject to certain exceptions, the US Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the US Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its US Senior Notes (see note 8).

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of senior unsecured notes (the “CAD Senior Notes”). Transaction fees of $6,080 were deferred and will be amortized over the term of the CAD Senior Notes. The Company used the net proceeds to repay amounts owing under the Credit Facility.

The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At September 29, 2024, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	September 29 2024	March 31 2024
Other facilities	$17,307	$4,060

(ii) Long-term debt

As at	September 29 2024	March 31 2024
Credit Facility	$732,520	$703,972
Senior Notes	873,095	474,075
Other facilities	2,190	2,299
Issuance costs	(13,632)	(8,374)
	1,594,173	1,171,972
Less: current portion	171	176
	$1,594,002	$1,171,796

Scheduled principal repayments and interest payments on long-term debt as at September 29, 2024 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$171	$45,630
One - two years	237	45,622
Two - three years	732,714	45,613
Three - four years	187	45,604
Four - five years	473,293	30,957
Thereafter	401,203	76,037
	$1,607,805	$289,463

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

15. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 13, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) had accepted a notice filed by the Company of its intention to make a normal course issuer bid (“NCIB”). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,044,818 common shares during the 12-month period ending December 14, 2024.

During the six months ended September 29, 2024, the Company purchased 1,020,887 common shares under the NCIB program for $44,983 (March 31, 2024 - purchased 300 common shares for $14). At September 29, 2024, a total of 7,023,631 common shares remained available for repurchase under the NCIB. All purchases are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $900 of transaction costs related to taxes on the share repurchase (note 16).

The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2024		98,219,496	$865,897
Exercise of stock options		2,927	115
Common shares held in trust	17	(332,165)	(14,690)
Repurchase of common shares		(1,020,887)	(9,831)
Balance, at September 29, 2024		96,869,371	$841,491

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

16. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

		Three months ended		Six months ended
	Note	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Income (loss) before income taxes and non-controlling interest		$(1,366)	$67,561	$46,709	$129,665
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%	26.50%	26.50%
Income tax expense (recovery) based on combined Canadian basic federal and provincial income tax rate		$(362)	$17,903	$12,378	$34,361

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		(769)	907	(88)	752
Non-taxable items net of non-deductible items		(102)	(1,959)	(1,197)	(3,674)
Unrecognized assets		1,889	2,868	4,060	4,607
Income taxed at different rates and statutory rate changes		(518)	(2,430)	(1,917)	(4,079)
Manufacturing and processing allowance and all other items		(585)	(471)	(935)	(769)
At the effective income tax rate of 26% (October 1, 2023 – 24%)		$(447)	$16,818	$12,301	$31,198

Income tax expense (recovery) reported in the interim condensed consolidated statements of income (loss):
Current tax expense		$10,435	$7,135	$28,079	$31,525
Deferred tax expense (recovery)		(10,882)	9,683	(15,778)	(327)
		$(447)	$16,818	$12,301	$31,198

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$1,938	$(329)	$2,168	$(2,223)
Opening deferred tax of acquired company	4	(16,115)	(61)	(16,115)	(715)
Other items recognized through equity		(846)	3,562	(1,042)	4,798
Income tax charged directly to equity and goodwill		$(15,023)	$3,172	$(14,989)	$1,860

Pillar Two legislation became enacted in Canada and came into effect on April 1, 2024 for the Company. Pillar Two introduces a 15% global minimum tax on income earned in each jurisdiction where the Company operates. During the three months and six months ended September 29, 2024, the Company recognized income tax expense related to Pillar Two income taxes of $538 and $1,051 respectively ($nil and $nil in the three and six months ended October 1, 2023) in the interim condensed consolidated statement of income (loss). The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the interim condensed consolidated financial statements (note 15).

17. STOCK-BASED COMPENSATION

In the calculation of the stock-based compensation expense in the interim condensed consolidated statements of income (loss), the fair value of the Company’s stock option grants were estimated using the Black-Scholes option pricing model for time-vesting stock options. During the three and six months ended September 29, 2024, the Company granted nil and 241,327 time vesting stock options (nil and

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

176,112 in the three and six months ended October 1, 2023, respectively). The stock options granted vest over four years and expire on the seventh anniversary from the date of issue.

For the six months ended		September 29 2024		October 1 2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of period	823,527	$33.56	785,429	$26.69
Granted	241,327	45.37	176,112	57.71
Exercised (i)	(2,927)	30.77	(50,195)	23.50
Forfeited	(13,346)	43.35	(5,128)	38.38
Stock options outstanding, end of period	1,048,581	$36.16	906,218	$32.83
Stock options exercisable, end of period, time-vested options	550,415	$28.04	424,635	$23.65

(i) For the six months ended September 29, 2024, the weighted average share price at the date of exercise was $42.91 (October 1, 2023 - $60.25).

The fair values of the Company’s stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

For the six months ended	September 29 2024	October 1 2023
Weighted average risk-free interest rate	3.75%	3.52%
Dividend yield	0%	0%
Weighted average expected volatility	35%	36%
Weighted average expected life	4.75 years	4.77 years
Number of stock options granted: Time-vested	241,327	176,112
Weighted average exercise price per option	$ 45.37	$ 57.71
Weighted average value per option: Time-vested	$ 16.45	$ 20.83
Restricted Share Unit Plan:

During the three and six months ended September 29, 2024, the Company granted 11,031 and 204,308 time-vesting restricted share units (“RSUs”) (23,229 and 151,828 in the three and six months ended October 1, 2023), and nil and 210,803 performance-based RSUs (nil and 126,944 in the three and six months ended October 1, 2023). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the interim condensed consolidated statements of income (loss) with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. During the three and six months ended September 29, 2024, 332,165 common shares were purchased for $14,690 and placed in trust (387,794

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

shares for $23,820 in the three and six months ended October 1, 2023). At September 29, 2024, 1,057,455 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested. The trust is consolidated in the Company’s interim condensed consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company’s stock price. The change in value of the RSU liability is included in the interim condensed consolidated statements of income (loss) in the period of the change. At September 29, 2024, the value of the outstanding liability related to the RSU plan was $37 (March 31, 2024 - $13,875). The RSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.75 years.

Deferred Stock Unit Plan:

During the three and six months ended September 29, 2024, the Company granted nil and 43,456 units, respectively (three and six months ended October 1, 2023 - nil and 29,395, respectively). The Deferred Stock Unit (“DSU”) liability is revalued at each reporting date based on the change in the Company’s stock price. The change in value of the DSU liability is included in the interim condensed consolidated statements of income (loss). As at September 29, 2024, the value of the outstanding liability related to the DSUs was $18,209 (March 31, 2024 - $19,661). The DSU liability is revalued at each reporting date based on the change in the Company’s stock price. The DSU liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position. The change in the value of the DSU liability is included in the interim condensed consolidated statements of income (loss) in the period of change.

The following table shows the compensation expense (recovery) related to the Company’s share-based payment plans:

For the three months ended	September 29 2024	October 1 2023
Stock options	$753	$ 500
RSUs	3,315	3,703
DSUs	(1,368)	(748)
	$2,700	$3,455

For the six months ended	September 29 2024	October 1 2023
Stock options	$1,510	$1,012
RSUs	6,365	10,994
DSUs	(1,452)	1,439
	$6,423	$13,445

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

18. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at September 29, 2024:
Less than one year	$321,936
One - two years	37,276
Two - three years	1,322
Three - four years	524
Four - five years	53
More than five years	149
$361,260

The Company’s off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at September 29, 2024, the total value of outstanding letters of credit was approximately $237,272 (March 31, 2024 - $171,065).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its interim condensed consolidated statements of financial position.

19. SEGMENTED DISCLOSURE

The Company’s operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	September 29, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$33,880	$65,615	$96,702
United States	22,059	139,864	421,873
Germany	25,418	53,416	44,491
Italy	18,061	41,292	133,443
Other Europe	18,045	10,899	32,917
Other	4,367	2,651	9,422
Total Company	$121,830	$313,737	$738,848

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

As at	March 31, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$30,483	$62,895	$28,558
United States	11,273	143,642	434,039
Germany	24,849	35,158	38,945
Italy	16,819	39,439	133,447
Other Europe	17,627	13,581	34,672
Other	4,610	2,262	9,886
Total Company	$105,661	$296,977	$679,547

Revenue from external customers	Three months ended		Six months ended
	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Canada	$30,484	$21,780	$68,069	$64,927
United States	262,731	371,018	583,063	723,755
Germany	57,383	74,914	109,624	146,294
Italy	24,620	32,809	45,664	66,472
Other Europe	146,731	149,760	298,404	296,482
Other	90,832	85,435	202,227	191,435
Total Company	$612,781	$735,716	$1,307,051	$1,489,365

For the six months ended September 29, 2024, the Company had revenues from a single customer that amounted to 10.9% of total consolidated revenues (six months ended October 1, 2023 - revenues from a single customer amounted to 25.5%).

20. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

	Three months ended		Six months ended
	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Revenues from construction contracts	$317,462	$479,755	$712,455	$988,623
Services rendered	162,554	149,078	333,743	291,381
Sale of goods	132,765	106,883	260,853	209,361
Total Company	$612,781	$735,716	$1,307,051	$1,489,365

(b) Disaggregation of revenue from contracts with customers:

	Three months ended		Six months ended
Revenues by market	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Life Sciences	$350,363	$291,458	$678,784	$576,428
Transportation	69,220	252,201	213,644	470,734
Food & Beverage	93,908	109,840	190,723	240,454
Consumer Products	73,486	64,541	161,230	148,184
Energy	25,804	17,676	62,670	53,565
Total Company	$612,781	$735,716	$1,307,051	$1,489,365

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended		Six months ended
Timing of revenue recognition based on transfer of control	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Goods and services transferred at a point in time	$132,765	$106,883	$260,853	$209,361
Goods and services transferred over time	480,016	628,833	1,046,198	1,280,004
Total Company	$612,781	$735,716	$1,307,051	$1,489,365

(c) Contract balances:

As at	September 29 2024	March 31 2024
Trade receivables	$559,536	$437,329
Contract assets	589,652	704,703
Contract liabilities	(244,850)	(312,204)
Unearned revenue (i)	(69,590)	(51,056)
Net contract balances	$834,748	$778,772
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the interim condensed consolidated statements of financial position.

As at	September 29 2024	March 31 2024
Contracts in progress:
Costs incurred	$4,167,581	$3,936,631
Estimated earnings	1,484,945	1,354,259
	5,652,526	5,290,890
Progress billings	(5,307,724)	(4,898,391)
Net contract assets and liabilities	$344,802	$392,499

The Company applies estimates, judgments and assumptions based on parameters available when the interim condensed consolidated financial statements were prepared. While the Company has a disagreement with one of its electric vehicle customers, revenue in the interim condensed consolidated financial statements is recognized based on the amount of consideration that the Company expects to receive based on fulfillment of its contractual obligations. Pending resolution of this disagreement, the realization of certain contract assets and trade receivables may be delayed outside the Company’s normal operating cycle.

21. NET FINANCE COSTS

		Three months ended		Six months ended
	Note	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Interest expense		$22,652	$14,517	$41,066	$30,618
Interest on lease liabilities	7	1,518	1,459	2,938	2,644
Interest income		(636)	(514)	(952)	(854)
		$23,534	$15,462	$43,052	$32,408

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

22. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share
Earnings (loss) per common share is calculated by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings (loss) per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the three months ended	September 29 2024	October 1 2023
Weighted average number of common shares outstanding	97,926,369	98,883,583
Dilutive effect of RSUs	124,452	134,615
Dilutive effect of performance-based RSUs	202,081	190,633
Dilutive effect of stock option conversion	184,434	373,369
Diluted weighted average number of common shares outstanding	98,437,336	99,582,200

For the six months ended	September 29 2024	October 1 2023
Weighted average number of common shares outstanding	98,022,787	96,617,655
Dilutive effect of RSUs	129,894	123,997
Dilutive effect of performance-based RSUs	202,081	197,339
Dilutive effect of stock option conversion	207,595	378,166
Diluted weighted average number of common shares outstanding	98,562,357	97,317,157

The Company presents basic and diluted earnings (loss) per share data. Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings (loss) per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the three and six months ended September 29, 2024, stock options to purchase 411,560 common shares, 191,414 RSUs and 337,442 performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings (loss) per share as they are anti-dilutive (97,320 common shares, 125,690 RSUs and nil performance-based RSUs were excluded for the three and six months ended October 1, 2023).

23. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

ATS CORPORATION
Notes to Interim Condensed Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts - unaudited)

	Three months ended		Six months ended
	September 29 2024	October 1 2023	September 29 2024	October 1 2023
Accounts receivable	$(17,972)	$(107,220)	$(114,832)	$(111,171)
Income tax receivable	(2,343)	(2,219)	(2,193)	$(2,866)
Contract assets	136,775	15,768	115,051	$(65,135)
Inventories	(8,377)	(10,473)	(17,235)	$(23,207)
Deposits, prepaids and other assets	9,596	(4,297)	2,366	$(1,524)
Accounts payable and accrued liabilities	(72,030)	(5,031)	(89,976)	$(54,346)
Income tax payable	(121)	(6,329)	(5,395)	$379
Contract liabilities	(120,509)	35,770	(67,354)	$(9,435)
Provisions	8,700	(1,784)	2,477	$(6,925)
Foreign exchange and other	(7,999)	(1,397)	(4,063)	$2,564
Total change in non-cash working capital	$(74,280)	$(87,212)	$(181,154)	$(271,666)